UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Michael Fehle / Susan Borinelli (646) 452-2336 / 2333 mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

October 2006 Up 20% Year over Year

Mexico City, November 7, 2006 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for October 2006 increased by 20.0% when compared to October 2005.

All figures in this announcement reflect comparisons between October 1 through October 31 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2005	October 2006	% Change
Cancún	118,615	185,805	56.6
Cozumel	4,187	4,476	6.9
Huatulco	16,341	18,819	15.2
Merida	77,540	73,331	(5.4)
Minatitlán	13,089	14,706	12.4
Oaxaca	42,087	29,701	(29.4)
Tapachula	18,589	14,558	(21.7)
Veracruz	48,897	63,434	29.7
Villahermosa	57,837	60,145	4.0
Total Domestic	397,182	464,975	17.1

International
Airport	October 2005	October 2006	% Change
Cancún	332,594	439,625	32.2
Cozumel	11,282	14,116	25.1
Huatulco	769	2,161	181.0
Merida	31,214	8,696	(72.1)
Minatitlan	244	317	29.9
Oaxaca	4,108	2,755	(32.9)
Tapachula	216	287	32.9
Veracruz	4,581	5,996	30.9
Villahermosa	3,395	3,580	5.4
Total International	388,403	477,533	22.9

Total
Airport	October 2005	October 2006	% Change
Cancun	451,209	625,430	38.6
Cozumel	15,469	18,592	20.2
Huatulco	17,110	20,980	22.6
Merida	108,754	82,027	(24.6)
Minatitlan	13,333	15,023	12.7
Oaxaca	46,195	32,456	(29.7)
Tapachula	18,805	14,845	(21.1)
Veracruz	53,478	69,430	29.8
Villahermosa	61,232	63,725	4.1
ASUR Total	785,585	942,508	20.0

Passenger traffic continues to be affected by the impact of Hurricane Wilma which hit the Yucatan Peninsula in October 2005.

In October 2005 Merida airport was used to evacuate approximately 22,000 tourists that were in the Cancun region during the hurricane.

Ongoing public demonstrations in the city of Oaxaca have adversely affected tourism in the area and caused the cancellation of 65 flights to Oaxaca airport originally scheduled for October. The protests began in May as a teachers’ strike but have grown into more widespread unrest against the Oaxaca state government. Protesters have threatened to close the airport and block regional highways, and the US State Department recently issued an advisory regarding travel to Oaxaca. At this time we are unable to predict whether or how the conflict will be resolved, or how the ongoing demonstrations may affect our operations.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: November 7, 2006